FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English translation of letter to the Buenos Aires Stock Exchange dated March 30, 2011

Translation

Buenos Aires, March 30, 2011

To the
Buenos Aires Stock Exchange

Ref.: General Ordinary Shareholders’ Meeting of YPF S.A. to be held on April 26, 2011

The purpose of this letter is to comply with section 74° of the Regulation of the Buenos Aires Stock Exchange.

Accordingly, we enclose the following information:

1)	A copy of the relevant part of the minutes of the Board of Directors meeting held on March 2, 2011, calling to the General Ordinary Shareholders' Meeting to be held on April 26, 2011 at 11:00 a.m.

2)	Call notice to be published in the daily Gazette of the Buenos Aires Stock Exchange.

Very truly yours,

Guillermo Reda
Market Relations Officer

Translation
YPF Sociedad Anónima

CALL NOTICE

The Shareholders are hereby called to a General Ordinary Shareholders' Meeting to be held on April 26, 2011, at 11:00 a.m., in our Main Offices located at Macacha Güemes 515, City of Buenos Aires, to consider the following:

AGENDA:

1.	Appointment of two Shareholders to sign the Minutes of the Meeting.

2.
Submit for consideration the Annual Report, Inventory, Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flow, with their notes, charts, exhibits and related documents, and the Report of the Supervisory Committee, corresponding to Fiscal Year Nº 34 began on January 1, 2010 and ended on December 31, 2010.

3.	Approval of the management of the Board of Directors and the Supervisory Committee during the fiscal year beginning on January 1, 2010 and ended on December 31, 2010.

4.	Use of profits accumulated as of December 31, 2010. Declaration of dividends.

5.	Remuneration of the Board of Directors for the fiscal year ended on December 31, 2010.

6.	Remuneration of the Supervisory Committee for the fiscal year ended on December 31, 2010.

7.	Appointment of one regular and one alternate director for Class A shares and sixteen regular and up to the same number of alternate directors for Class D.

8.	Appointment of one regular member of the Supervisory Committee and one alternate member for Class A and four members and four alternate members for Class D shares.

9.	To fix the fees to be received by the directors and members of the Supervisory Committee during the fiscal year beginning on January 1, 2011.

10.	Remuneration of the Independent Auditor for the fiscal year ended on December 31, 2010.

11.	Appointment of the Independent Auditor who shall report on the annual accounting documentation as of December 31, 2011 and to fix his remuneration.

12.
Delegation to the Board of the faculties to state the terms and conditions of the negotiable obligations non convertibles in shares issued or to be issued under the program of up to US$ 1,000,000 nominal value or its equivalent in other currencies authorized by resolution N° 15,896 dated

Translation

on June 5, 2008 by the National Securities Commission. Authorization to Boards sub delegation.

NOTES: 1) The Shareholders are reminded that the Register of Book-entry Shares of the Corporation is kept by Caja de Valores S.A., with domicile at 25 de mayo 362, City of Buenos Aires. Therefore, under section 238 of the Law No. 19,550, in order to attend the meeting they must obtain a certificate of the account of book-entry shares issued for the purpose by Caja de Valores S.A., and submit the certificate for registration in the Register of Attendance to Meetings, at the corporate offices at Macacha Güemes 515, City of Buenos Aires, on business days from 10:00 a.m. to 1:00 p.m. and from 3:00 p.m. to 5:00 p.m., up to April 18, 2011 inclusive. The Corporation will provide the shareholders with the receipt certificates that will enable them to enter the Meeting.

2) The shareholders who are entities organized abroad are reminded that, under Resolution 7/2005 by the Superintendency of Corporations (Inspección General de Justicia), in order to attend the Meeting they must comply with section 123 of the Law No. 19,550. Likewise, under Resolution No. 465/04 by the securities authority Comisión Nacional de Valores, at the time of informing the attendance and of the actual attendance, they must demonstrate, with respect to the holders of shares and their representative, respectively, the following details: name, surname and identity document; or corporate name and registration details, as the case may be, and the other details specified in such provision.

3) In order to consider the Agenda, the Shareholders of all classes of shares must exercise their voting rights by voting jointly, except for the review of items 7 and 8.

4) The Shareholders are required to attend at the location designated General Meeting at least 15 minutes earlier than the time indicated above, in order to facilitate accreditation and registration of attendance. No accreditations will be accepted outside the stated time.

The Board of Directors.

Sebastian Eskenazi, Executive Vice-president of YPF S.A., selected as Director under Minutes of Meeting No 33 and Executive Vice-president under Board Minutes No 294, both of April 28, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 6, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer